

10032390

8-52219

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AP 10/6

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 04/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Electronic Securities Processing (ESP) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 21st Floor
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Charland (212) 485-5155
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

*PW

PW

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

April 30, 2010

CONTENTS



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Electronic Securities Processing (ESP) LLC

We have audited the accompanying statement of financial condition of Electronic Securities Processing (ESP) LLC (the "Company") as of April 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Securities Processing (ESP) LLC as of April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
August 18, 2010

Electronic Securities Processing (ESP) LLC

STATEMENT OF FINANCIAL CONDITION

April 30, 2010

ASSETS

Assets	
Cash and cash equivalents	$3,794,221
Certificate of deposit - restricted	139,902
Cash - segregated under federal regulation	504,387
Receivables from clearing organizations	341,964
Due from customers	352,915
Commissions receivable	80,513
Property and equipment, net	17,640
Due from Parent	8,863
Other assets	155,698
Total assets	$5,396,103

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Payables to broker-dealers	$1,428,268
Soft dollar payable	1,061,214
Accounts payable and accrued expenses	102,821
Total liabilities	2,592,303
Member's equity	2,803,800
Total liabilities and member's equity	$5,396,103

NOTE A - ORGANIZATION, PRINCIPAL BUSINESS ACTIVITY AND BASIS OF PRESENTATION

Electronic Securities Processing (ESP) LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of ESP Technologies Corporation (the "Parent"). The Company primarily provides post-trade aggregation technology and services to institutional customers as well as global execution, neutral routing, direct market access and algorithmic routing services in the U.S. and global equities markets.

During the period ended April 30, 2010, the Parent made a capital contribution of $1,750,000 into the Company. The Company experienced operating losses and negative cash flows which management attributes to a result of investments necessary to achieve its operating plan, which is long-range in nature. The Company has historically relied on funding from the Parent. The Parent has sufficient resources to support the Company and will continue to do so as and when required.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Financial Statement Presentation*

This financial statement and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statement reflects all adjustments which are necessary for the fair presentation of results in the opinion of management, necessary for the fair presentation of results.

2. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

3. *Cash and Cash Equivalents*

Cash and cash equivalents include demand deposits and money market deposits.

4. *Soft Dollar Programs and Commissions Sharing Arrangements*

The Company permits certain institutional customers to allocate a portion of their gross commissions to pay for eligible research products and other brokerage services provided by third parties as part of the Company's soft dollar program. In some cases, these commissions are passed along to other approved brokers who administer these programs. The amounts allocated for those purposes are commonly referred to as soft dollar or commission credits.

NOTE B (continued)

5. *Property and Equipment*

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. All ordinary repairs and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Furniture, fixtures and equipment	5 years
Software	3 years
Leasehold improvements	Lesser of useful life or term of lease

6. *Income Taxes*

The Company is a single member limited liability company and files a consolidated income tax return with its parent company. Therefore, the Company is considered a disregarded entity for federal and state income tax reporting purposes.

Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Accounting for Income Taxes (ASC 740) was applied to all open taxable years from 2007 to 2010. The adoption of the pronouncement did not have an effect on the financial position as there was no liability for unrecognized tax benefits. Management's determinations regarding the pronouncement may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. No interest or penalty expense was accrued for as of April 30, 2010.

7. *Foreign Currency Transactions*

Assets and liabilities that are denominated in foreign currencies are translated into U.S. dollars at the applicable year-end rates of exchange. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATION

Cash segregated under federal regulation on the statement of financial condition is $504,387, which has been segregated in special accounts for the exclusive benefit of customers in accordance with the exemptive provisions of Rule 15c3-3(k)(2)(i) of the SEC.

NOTE D - RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations are carried at the amount of commission withheld by these organizations less an estimate made for account balances based on a review of all outstanding amounts on a monthly basis.

NOTE E - DUE FROM CUSTOMERS

Due from customers represents collateralized amounts due from customers as a result of open customer transactions on a delivery-versus-payment basis and trade-date commissions receivable. The trade-date commission becomes a receivable from broker-dealers or clearing organization on settlement date.

NOTE F - COMMISSIONS RECEIVABLE

Commissions receivable are carried at the amount of commission earned less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. The Company established the allowance for doubtful accounts based on an analysis of the aging of accounts receivable balances, historical bad debts, receivable concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms. If the financial condition of the Company's customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. Commissions receivable are generally placed on review status by management after 90 days past due or, as to contractual obligations or, when other circumstances indicate that collection is questionable. Receivable balances greater than 180 days are 100% reserved for and are charged off after 360 days or at management's discretion. There was no allowance at April 30, 2010.

NOTE G - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of April 30, 2010:

Furniture, fixtures and equipment	$ 20,000
Software	34,911
Leasehold improvements	67,204
	122,115
Less accumulated depreciation and amortization	104,475
Total	$ 17,640

NOTE H - PAYABLES TO BROKER-DEALERS

Payables to broker-dealers represent commission sharing and trade-related expenses as follows:

Commission sharing	$ 166,790
Execution and ticket charges	1,261,478
	$1,428,268

NOTE I - RELATED PARTY TRANSACTIONS

The Company has a software license agreement with its Parent for the use of software that provides for the routing of trades. The agreement which calls for automatic six-month renewals and was automatically renewed, may be terminated in the event of certain occurrences, as described in the agreement. Certain unpaid advances from the Parent were outstanding as of April 30, 2010, in the amount of $8,863.

NOTE J - OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT RISK

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances.

As of April 30, 2010, due from clearing organizations represents net amounts due from several clearing organizations; of the $341,964 receivable, approximately 70% of the amount is due from one clearing broker. This balance includes minimum deposits of $350,000. Such balances with clearing brokers may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing brokers or available cash. Such accounts are included by the clearing broker in the Proprietary Account of an Introducing Broker (the "PAIB") Reserve Computation as set forth in SEC Rule 15c3-1, which restricts the use of these funds and securities by the clearing broker.

Cash is held at one financial institution. The demand deposits and the money market deposits are insured up to $250,000 by the Federal Deposit Insurance Corporation. As of April 30, 2010, the Company's cash above federally insurable limits amounted to approximately $4,000,000.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. However, equity capital withdrawal may be restricted by the provisions of this rule. As of April 30, 2010, the Company's net capital was $2,447,006, which was $2,197,006 in excess of its minimum requirement of $250,000.

NOTE L - EXEMPTIONS FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of (k)(2)(i) and (k)(2)(ii). Due to the nature of the Company's soft dollar arrangements and international business discussed in Note B, the Company is required to maintain several "Special Accounts for the Exclusive Benefit of Customers" under the exemptive provisions of this rule.

NOTE M - COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company has entered into a long-term non-cancelable operating lease agreement for office space, which expires in 2011. The lease agreement contains escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes and a one-time renewal option for an additional five years.

Minimum future rental commitments under existing noncancelable leases for office space and equipment are as follows:

Year ending April 30,	Minimum rental
2011	$438,000
	$438,000

Irrevocable Standby Letter of Credit - The Company has provided a $131,892 irrevocable standby letter of credit as a security deposit for its office space. The letter of credit is backed by a certificate of deposit in the same denomination and renews annually for the term of the lease, which expires on February 28, 2011. As of April 30, 2010, there were no drawdowns on the letter of credit.

NOTE M (continued)

Regulatory Matters - The Company is engaged in certain regulatory matters relating to NASD OATS reporting. The NASD regulatory matters could ultimately result in censures, sanctions, fines and other negative consequences. While no assurances can be given, management does not believe that the ultimate outcome will result in a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE N - SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since April 30, 2010 through August 18, 2010, the date the statement of financial condition was available for issuance. Management has determined that there are no material events that would require disclosure in the Company's financial statements, except as noted below.

During July 2010, the Company decided to change its year-end date from December 31 to April 30.




Grant Thornton


Grant Thornton


SEP 2 7 2010

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

April 30, 2010

GrantThornton


SEC MAIL PROCESSING
RECEIVED
SEP 27 2010
WASH. D.C.
193
SECTION

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(a wholly owned subsidiary of ESP Technologies Corporation)

In planning and performing our audit of the financial statements and supplementary information of Electronic Securities Processing (ESP) LLC (the "Company") as of and for the period ended April 30, 2010, in accordance with auditing standards generally accepted in the United States of America as established by American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
August 18, 2010


Grant Thornton